March 18, 2019

Jingbo Wang
Chief Financial Officer
Qutoutiao Inc.
11/F, Block 3, XingChuang Technology Center
Shen Jiang Road 5005
Pudong New Area, Shanghai, 200120
Peoples Republic of China

       Re: Qutoutiao Inc.
           Draft Registration Statement on Form F-1
           Submitted March 13, 2019
           CIK No. 0001733298

Dear Mr. Wang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:    Chris K.H. Lin, Esq.